# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LIMITED, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-947-0100

## Reporting persons
- Diana Shipping Inc. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 6,264,548; shared voting power 0; sole dispositive power 6,264,548; shared dispositive power 0; aggregate amount beneficially owned 6,264,548 (14.4% of the class)
  Comment: All reported shares are owned by Diana Shipping Inc. Calculated based on 43,586,605 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: GENCO SHIPPING & TRADING LIMITED
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Comment: This Amendment No. 32 (this "Amendment") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed by Diana Shipping Inc. ("Diana" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on July 17, 2025 (and amended on July 31, 2025, September 30, 2025, November 24, 2025, January 13, 2026, January 16, 2026, March 10, 2026, March 23, 2026, April 13, 2026, May 4, 2026, May 7, 2026, May 12, 2026, May 18, 2026, May 19, 2026, May 27, 2026, May 28, 2026, June 1, 2026, June 2, 2026, June 4, 2026, June 8, 2026, June 11, 2026, June 12, 2026, June 15, 2026, June 16, 2026, June 17, 2026, June 18, 2026, June 29, 2026, June 30, 2026, July 8, 2026, July 13, 2026, July 27, 2026, and August 10, 2026) in respect of the Common Shares of the Issuer. Except as expressly provided herein, this Amendment does not modify the information previously reported on the Current Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Current Schedule 13D. This Amendment relates to the shares of common stock (the "Shares"), par value $0.01 per share, of Genco Shipping & Trading Limited, a Marshall Islands corporation (the "Issuer").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Current Schedule 13D is hereby amended and supplemented to add the following:

On August 14, 2026, Diana issued a press release announcing that Diana has withdrawn its proposal submitted to the board of directors of the Issuer on June 17, 2026 to acquire all of the issued and outstanding Shares of the Issuer not already owned by Diana for $24.80 in cash (adjusted for the Issuer's recently declared dividend of $0.80 per Share) plus one share of stock of Diana valued at $2.54 based on Diana's 30-day volume-weighted average price as of June 16, 2026 (the "Offer").

Notwithstanding the withdrawal of the Offer, Diana intends to regularly review its investment in the Issuer and consider all potential courses of action in connection with the Issuer and its Shares. Based on such review, as well as other factors, Diana may from time to time and at any time: (i) acquire additional Shares of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of any or all of their Shares in the open market, in privately negotiated transactions or otherwise; and (iii) engage in any hedging or similar transactions with respect to the Shares.

Any such actions that Diana might undertake may be made at any time without prior notice based on, among other things, Diana's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's Shares; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities available to Diana; and other future developments.

Further, Diana may, and reserves the right to, formulate plans or make proposals that could relate to or result in any of the matters listed in Items 4(a) - (j) of Schedule 13D, modify or withdraw any such plan or proposal, or change its intentions with respect to previous plans or proposals, in each case at any time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Press Release, dated August 14, 2026, issued by the Reporting Person.

## Signatures
- Diana Shipping Inc.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (08/17/2026)